SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Degaro Innovations Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

24478A 100
(CUSIP Number)

Thomas Hynes, Chief Executive Officer
Lot 107, Roaring River, Steer Town PO
St. Ann, Jamaica
(876) 347-9493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 24478A 100
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Sheryl Briscoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF (See Item 4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER At 10/05/10: 30,000,000 At 05/24/13: 27,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER At 10/05/10: 30,000,000 At 05/24/13: 27,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON At 10/05/10: 30,000,000 common shares At 05/24/13: 27,500,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* At 10/05/10: 58.6% At 05/24/13: 53.8%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.
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Degaro Innovations Corp.
Lot 107, Roaring River, Steer Town PO
St. Ann, Jamaica
Common shares / CUSIP 24478A 100

Item 2.  Identity and Background
- ------ -----------------------

(a)	Name: Sheryl Briscoe ("Briscoe")
(b)	Business address: Lot 107, Roaring River, Steer Town PO, St. Ann, Jamaica
(c)	Present occupation: As of 10/05/10: President, Secretary, Treasurer and Director; As of 05/24/13: Director
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Person was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Reporting Person was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration.
- ------ ------------------------------------------------

PF (See Item 5)

Item 4. Purpose of Transaction.
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The purpose of the purchases has been for long-term investment and appreciation.

Item 5. Interest in Securities of the Issuer.
- ------ ------------------------------------
On January 29, 2010, prior to the effective registration of the Issuer with the Securities and Exchange Commission which occurred on October 5, 2010, Briscoe purchased 30,000,000 shares of the Issuer’s common stock at $0.0002 per share for cash proceeds of $6,000.  As of October 5, 2010, the effective date of the Issuer’s registration with the Securities and Exchange Commission, Briscoe held 30,000,000 shares of the Issuer, consisting of 30,000,000 common shares, for a total of 58.6% of the Issuer’s outstanding common shares.

On May 24, 2013, Briscoe contributed 2,500,000 shares of common stock as an additional capital contribution to the Issuer without issuance of additional capital stock of the Issuer pursuant to a Contribution Agreement.  As of May 24, 2013, Briscoe held 27,500,000 shares of the Issuer, consisting of 27,500,000 common shares, for a total of 53.8% of the Issuer’s outstanding common shares.

Briscoe has sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in Item 5, above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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Contribution Agreement dated May 24, 2013, by and between the Issuer and Sheryl Briscoe

Item 7. Materials to be Filed as Exhibits.
- ------ ----------------------

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: June 25, 2013	/s/ Sheryl Briscoe Sheryl Briscoe